FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated December 19, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, December 19, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: YPF S.A. enters into an
agreement with Chevron Argentina S.R.L.

       The purpose of this letter is to comply with the requirements of section No. 23 of Chapter VII of the regulations of the Buenos Aires Stock Exchange.

       We hereby inform you that YPF S.A. (“YPF”) has today entered into an agreement (“Agreement”) with Chevron Argentina S.R.L. (“Chevron”) through which Chevron receives an exclusive right for a 4 month period, effective as of the date hereof, to negotiate the final terms and conditions under which YPF will transfer a 50% interest in the areas of "Loma de la Lata Norte" and "Loma Campana", which comprise an area of 290 km2 in the province of Neuquén (see Annex I) and by which Chevron is committed to make the expenditures in accordance with a development program, for an estimated 100 wells, in these areas during a 12 month period, which will have a maximum amount established by the Agreement.

       Also, the Agreement contemplates that, among other things, both companies will identify exploration blocks of an estimated area of 600 km2, where Chevron will make all the expenditures in accordance with an exploratory program that will be jointly defined by both companies, in exchange of YPF's 50% interest on said blocks.

       Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

TRANSLATION

Annex I

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 19, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer